C21 INVESTMENTS INC.

(the "Company")

Form 51-102F6V

STATEMENT OF EXECUTIVE COMPENSATION - VENTURE ISSUERS

for the financial year ended January 31, 2024 and the two-month transitional financial year ended March 31, 2024

Dated September 25, 2024

On May 31, 2024, the Company filed a notice of change of year end pursuant to Part 4 of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") wherein the Company provided notice of a change to its fiscal year end from January 31 to March 31 to better align with the reporting cycle of its peers in the cannabis industry (the "Change in Year-End"). As a result of the Change in Year-End, the following information presented in this statement of executive compensation ("Statement of Executive Compensation") prepared in accordance with Form 51-102F6V - Statement of Executive Compensation - Venture Issuers and NI 51- 102 sets forth compensation for each NEO (as defined herein) and director of the Company during the financial year ended January 31, 2024 as well as the two-month transitional financial year ended March 31, 2024. All references to "year ended March 31, 2024" and "most recently completed financial year" in this Statement of Executive Compensation shall mean the fourteen-month financial year of the Company beginning on February 1, 2023 and ending on March 31, 2024.

Director and Named Executive Officer Compensation Excluding Compensation Securities

Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs"):

(a) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer, including an individual performing functions similar to a chief executive officer ("CEO");

(b) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer, including an individual performing functions similar to a chief financial officer ("CFO");

(c) in respect of the Company and its subsidiaries, the most highly compensated executive officer (other than the CEO and CFO) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with applicable securities rules, for that financial year; and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and not acting in a similar capacity, at the end of that financial year.

For the year ended March 31, 2024, the Company had three Named Executive Officers, namely Sonny Newman (President and CEO), Michael Kidd (CFO and Corporate Secretary) and Aron Swan (Chief Operating Officer).

The following information is presented in U.S. dollars, the Company's presentation currency, unless otherwise noted.

Table of Compensation Excluding Compensation Securities

The following table sets out compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company or a subsidiary of the Company, to each NEO and director, in any capacity, for each of the Company's financial y ears ended January 31, 2023, January 31, 2024 and March 31, 2024 (two months ended March 31, 2024).

Table of compensation excluding compensation securities
		Salary, consulting		Committee		Value of all
		fee, retainer or		or meeting	Value of	other	Total
Name and		commission	Bonus	fees	perquisites	compensation	compensation
principal position	Year	(US$)	($)	($)	($)	($)	(US$)
SONNY NEWMAN	2024(1)	38,461	Nil	Nil	(2)	Nil	38,461
President and CEO	2024	200,000	Nil	Nil	(2)	Nil	200,000
	2023	200,000	Nil	Nil	(2)	Nil	200,000

Table of compensation excluding compensation securities
		Salary, consulting		Committee		Value of all
		fee, retainer or		or meeting	Value of	other	Total
Name and		commission	Bonus	fees	perquisites	compensation	compensation
principal position	Year	(US$)	($)	($)	($)	($)	(US$)
MICHAEL KIDD (3)	2024(1)	34,000	Nil	Nil	(2)	Nil	34,000
CFO, Corporate Secretary	2024	164,538	Nil	Nil	(2)	Nil	164,538
and Director	2023	156,008	Nil	Nil		Nil	156,008
ARON SWAN(4)	2024(1)	67,308	Nil	Nil	(2)	Nil	67,308
Chief Operating Officer	2024	287,000	Nil	Nil	(2)	Nil	287,000
TODD HARRISON	2024(1)	10,000(5)	Nil	Nil	(2)	Nil	10,000
Director	2024	65,000(5)	Nil	Nil	(2)	Nil	65,000
	2023	125,000(5)	Nil	Nil		Nil	125,000
D. BRUCE MACDONALD	2024(1)	Nil	Nil	Nil	(6)	Nil	Nil
Chairman of the Board and	2024	Nil	Nil	Nil	(6)	Nil	Nil
Director	2023	Nil	Nil	Nil		Nil	Nil
LEONARD (WILL) WERDEN	2024(1)	Nil	Nil	Nil	(6)	Nil	Nil
Director	2024	Nil	Nil	Nil	(6)	Nil	Nil
	2023	Nil	Nil			Nil	Nil

____________________

(1) In May 2024, the Company changed its fiscal year end from January 31 to March 31. This represents the two-month transition year ended March 31, 2024.

(2) Perquisites that are not generally available to all employees did not exceed 10% of the NEO or director's total salary.

(3) Mr. Kidd was not paid any compensation for his role as a director of the Company.

(4) Mr. Swan was appointed Chief Operating Officer of the Company on September 11, 2023.

(5) Amount paid as a consulting fee to CB1 Capital Advisors LLC, a company controlled by Mr. Harrison. See "Employment, Consulting and Management Agreements or Arrangements" for further details.

(6) Perquisites that are not generally available to all employees did not exceed C$15,000.

External Management Companies

Except as disclosed herein, none of the NEOs or directors of the Company have been retained or employed by an external management company which has entered into an understanding, arrangement or agreement with the Company to provide executive management services to the Company, directly or indirectly. See "Employment, Consulting and Management Agreements or Arrangements" for a description of the Company's consulting agreements with the Company's NEOs.

Stock Options and Other Compensation Securities

The following table discloses all compensation securities granted or issued to each NEO and director by the Company or one of its subsidiaries in the financial year ended March 31, 2024 for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries and the total amount of compensation securities held as at the Company's financial year end of March 31, 2024.

Compensation Securities
		Number of
		compensation
		securities,			Closing price	Closing price		Total
		number of		Issue,	of security or	of security or		amount of
		underlying		conversion	underlying	underlying		compensation
	Type of	securities, and		or exercise	security on	security at		securities held
Name and	compensation	percentage of	Date of issue or	price	date of grant	year end		as at March 31,
position	security	class (1)	grant	(C$)	(C$)	(C$)	Expiry date	2024
SONNY NEWMAN	Options	Nil	N/A	N/A	N/A	N/A	N/A	Nil
President and
CEO
MICHAEL KIDD	Options	Nil	N/A	N/A	N/A	N/A	N/A	200,000
CFO, Corporate
Secretary and
Director
ARON SWAN	Options	Nil	N/A	N/A	N/A	N/A	N/A	Nil
CHIEF
OPERATING
OFFICER
TODD HARRISON	Options	Nil	N/A	N/A	N/A	N/A	N/A	700,000
Director
D. BRUCE	Options	Nil	N/A	N/A	N/A	N/A	N/A	200,000
MACDONALD
Chairman of the
Board and
Director
LEONARD	Options	Nil	N/A	N/A	N/A	N/A	N/A	Nil
(WILL) WERDEN
Director

____________________

(1) The numbers under this column represent the number of options and the same number of common shares of the Company ("Common Shares") underlying the related options.

No compensation security has been re-priced, cancelled and replaced, had its term extended, or otherwise been materially modified, in the most recently completed financial year.

There are no restrictions or conditions for converting, exercising or exchanging the compensation securities.

No NEO or director of the Company exercised any compensation security during the financial year ended March 31, 2024.

Stock Option Plans and Other Incentive Plans

Stock Option Plan

On February 23, 2018, the Board of Directors of the Company (the "Board") adopted a 10% rolling stock option plan, as amended on July 9, 2021 (the "Option Plan"). The Option Plan provides that, subject to the requirements of the Canadian Securities Exchange (the "CSE"), the aggregate number of Common Shares reserved for issuance pursuant to options granted under the Option Plan will not exceed 10% of the number of Common Shares that are issued and outstanding from time to time, less the aggregate number of Common Shares then reserved for issuance pursuant to any other equity compensation arrangement.

As the Option Plan is considered a 10% "rolling" stock option plan, in accordance with newly implemented CSE policies which took effect on April 3, 2023, the Company was required to obtain shareholder approval of the Option Plan within three years after institution and within every three years thereafter. The Option Plan and any unallocated entitlements thereunder was approved by the shareholders of the Company at the annual general meeting of the shareholders of the Company held on April 26, 2024 (the "Meeting"). In accordance with the policies of the CSE, the Company shall have the ability to continue to grant options under the Option Plan until April 26, 2027, which is the date that is three years from the date of the Meeting at which shareholders of the Company approved the Option Plan and the date by which the Company must obtain further shareholder approval of the Option Plan.

The following is a summary of the principal terms of the Option Plan, which is qualified in its entirety by reference to the text of the Option Plan, a copy of which is attached as Appendix C to the information circular of the Company dated March 14, 2024 furnished to shareholders in connection with the Meeting.

The Option Plan is administered by the Board, which has full and final authority with respect to the granting of all options thereunder subject to the express provisions of the Option Plan. Options may be granted under the Option Plan to such directors, officers, employees or consultants of the Company and its subsidiaries as the Board may from time to time designate. The Option Plan is used to provide share purchase options to be granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of CSE, and closely align the interests of the executive officers with the interests of shareholders of the Company. The directors of the Company are also eligible to receive stock option grants under the Option Plan, and the Company applies the same process for determining such awards to directors as with NEOs.

The exercise prices for options is determined by the Board, but shall not, in any event, be less than the greater of the closing market price of the listed security on the CSE on the trading day prior to the date of grant, and the closing market price on the date of grant, of the options. The Option Plan provides for a cashless exercise feature which allows an optionholder to exercise its vested options without paying the exercise price in cash, and in return, the Company will deliver the number of Common Shares to such optionholder equal to the value of the options that are "in-the-money" (i.e. the market price of the Common Shares on the date of exercise less the exercise price of the respective options). Options may be granted for a maximum term of 10 years. All grants of options pursuant to the Option Plan comply with Section 2.25 of National Instrument 45-106 - Prospectus Exemptions and the Option Plan provides that the number of Common Shares which may be reserved for issuance on a yearly basis to any one person under the Option Plan and any other equity compensation arrangement shall not exceed 5% of the outstanding Common Shares at the time of the grant. Moreover, the number of Common Shares which may be reserved for issuance on a yearly basis to any one consultant under the Option Plan and any other equity compensation arrangement shall not exceed 2% of the outstanding Common Shares at the time of the grant, and, unless the Company has received disinterred shareholder approval to do so pursuant to the policies of the CSE, the number of Common Shares reserved for issuance to insiders under the Option Plan and any other equity based compensation arrangement shall not exceed 10% of the outstanding Common Shares at the time of the grant.

Restricted Share Unit Plan

On July 17, 2018, the Board adopted a restricted share unit plan (the "RSU Plan"). The RSU Plan provides for the grant of the right to acquire fully paid and non-assessable Common Shares ("Restricted Share Units" or "RSUs"), as applicable, in accordance with the terms of the RSU Plan to participants ("Participants"), being part-time or full-time employees or consultants of the Company or certain related entities. The maximum aggregate number of Common Shares issuable under the RSU Plan is 750,000 Common Shares.

The aggregate number of Common Shares issuable to insiders pursuant to Restricted Share Units and all other security based compensation arrangements, at any time, shall not exceed 10% of the total number of Common Shares then outstanding. The aggregate number of Common Shares issued to insiders pursuant to Restricted Share Units and all other security based compensation arrangements, within a one year period, shall not exceed 10% of the total number of Common Shares then outstanding. The aggregate number of Common Shares reserved for issuance upon the exercise of Restricted Share Units to any one person or entity within any one year period under all security based compensation arrangements shall not exceed 5% of the total number of Common Shares then outstanding.

The Board will determine the period of time during which a Restricted Share Unit is not vested and the Participant holding such Restricted Share Unit remains ineligible to receive Common Shares (the "Restricted Period") applicable to such Restricted Share Units. In addition, at the sole discretion of the Board, at the time of grant, the Restricted Share Units may be subject to performance conditions to be achieved by the Company, a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Units to entitle the holder thereof to receive the underlying Common Shares. Upon the expiry of the applicable Restricted Period (or on the deferred payment date (as described below), as applicable), a Restricted Share Unit shall be automatically settled and the underlying Common Share shall be issued to the holder of such Restricted Share Unit, which Restricted Share Unit shall then be cancelled. Any Restricted Share Unit which has been granted under the RSU Plan and which has been settled and cancelled in accordance with the terms of the RSU Plan will again be available under the RSU Plan.

Participants who are (i) employees; (ii) residents of Canada for the purposes of the Income Tax Act (Canada); and (iii) not subject to the provisions of the Internal Revenue Code may elect to defer to receive all or any part of their Common Shares until one or more deferred payment dates, which is the date after the Restricted Period, which is the earlier of (i) the date which the Participant has elected to defer receipt of Common Shares; and (ii) the date the Participant retires from employment with the Company or related entity. Any other Participants may not elect a deferred payment date.

Employment, Consulting and Management Agreements or Arrangements

Sonny Newman, President and CEO

On January 1, 2019, the Company entered into a consulting agreement with Sonny Newman (the "Newman Consulting Agreement"). Pursuant to the terms of the Newman Consulting Agreement, the Company agreed to pay Mr. Newman 5% of after-tax earnings of the C21 Nevada operations. Mr. Newman was paid US$234,398 in the year ended January 31, 2020. On July 1, 2020, the Newman Consulting Agreement was replaced with an offer letter to pay Mr. Newman US$200,000 per year and the pro rated amount of US$110,000 was paid to him by the Company in 2021. The employment is at will and there is no termination or change of control provisions.

Michael Kidd, Chief Financial Officer

The Company entered into an employment agreement with Michael Kidd dated May 4, 2018 (the "Kidd Employment Agreement"). Pursuant to the Kidd Employment Agreement, the Company agreed to employ Mr. Kidd as CFO on a full-time basis for a term of five years. For his services as CFO, the Company agreed to pay Mr. Kidd an annual base salary of C$230,000, to be increased by 10% each year and subject to bonuses as determined by the Corporate Governance and Compensation Committee. The Company also granted to Mr. Kidd special warrants to purchase 230,000 Common Shares at a price of C$1.38 per share. In January 2019, pursuant to a Company-wide cost saving initiative, Mr. Kidd's annual base salary was revised to C$204,000. In the event that Mr. Kidd is terminated for any reason (other than for cause or in the event of criminal or civil fraud), the Company shall pay Mr. Kidd a termination payment of C$300,000 and any outstanding stock options shall remain in effect for not less than 12 months.

Aron Swan, Chief Operating Officer

The Company entered into an employment agreement with Aron Swan dated August 29, 2023 (the "Swan Employment Agreement"). Pursuant to the Swan Employment Agreement, the Company agreed to employ Mr. Swan as Chief Operating Officer of the Company on a full-time basis. For his services as Chief Operating Officer, the Company agreed to pay Mr. Swan an annual salary of $350,000. The Company also granted Mr. Swan stock options to purchase 1,500,000 common shares of the Company at a price of C$0.53 per share, with such options granted subsequent to the Company's most recently completed financial year. In the event of employment separation between Mr. Swan and the Company due to termination, acquisition, merger or other event of the Company, the Company shall pay Mr. Swan a termination payment of $175,000.

Todd Harrison, Director

On September 1, 2019, the Company entered into a consulting services agreement with CB1 (the "CB1 Consulting Agreement"), a company controlled by Todd Harrison. Pursuant to the CB1 Consulting Agreement, the Company paid CB1 US$20,000 per month for an initial term of one year. Effective, February 1, 2021, the monthly consulting fees paid under the CB1 Consulting Agreement were revised to US$10,000. Effective October 1, 2023, the monthly consulting fees paid under the CB1 Consulting Agreement were further revised to US$5,000 per month.

Except as disclosed herein, the Company has no other employment contracts or consulting agreements with any other Named Executive Officer or director.

Oversight and Description of Director and Named Executive Officer Compensation

The main objective of the Company's executive compensation program is to attract, retain, and engage high-quality, high-performance executives who have the experience and ability to successfully execute the Company's strategy and deliver value to the Company's shareholders.

The objectives of the Company's executive compensation program are as follows:

(i.) compensate executives competitively for the leadership, skills, knowledge, and experience necessary to perform their duties;

(ii.) align the actions and economic interests of executives with the interests of shareholders; and,

(iii.) encourage retention of executives.

The Corporate Governance and Compensation Committee has the responsibility to administer the compensation policies related to the executive management of the Company. The Corporate Governance and Compensation Committee annually reviews and sets remuneration of executive officers and directors and the Company relies on recommendations made by the Corporate Governance and Compensation Committee after their review to determine compensation paid to executive officers and directors.

The independent directors of the Corporate Governance and Compensation Committee determined that the executive compensation program should be comprised of the following elements:

• Base Salary - to compensate executives for the leadership, skills, knowledge and experience required to perform their duties; and,

• Long-term Incentive Plan - to retain talented executives, reward them for their anticipated contribution to the long-term successful performance of the Company and align them with the interests of shareholders.

See "Employment, Consulting and Management Agreements or Arrangements" for compensation arrangements for the Company's NEOs.

The Company has not used any peer group to determine compensation for its directors and NEOs.

There have been no significant changes to the Company's compensation policies made after the financial year ended March 31, 2024 that could or will have an effect on director or NEO compensation.

Pension Disclosure

The Company does not provide a pension to any director or NEO.